Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

February 29, 2024

TO ALL CANADIAN SECURITIES REGULATORY AUTHORITIES, TORONTO STOCK EXCHANGE, NEW YORK STOCK EXCHANGE

RE:	ENERPLUS CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA2927661025

	CUSIP:	292766102

2	Date Fixed for the Meeting:	May 9, 2024

3	Record Date for Notice:	March 25, 2024

4	Record Date for Voting:	March 25, 2024

5	Beneficial Ownership Determination Date:	March 25, 2024

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Annual

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	YES

	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

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